SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X                    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes ___                   No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes ___                   No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes ___                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 28, 2005, announcing Dassault Systèmes and ZUKEN have formed an agreement to enhance innovation and time-to-market for the E&E Industry.

Dassault Systèmes and ZUKEN Form
Agreement to Enhance Innovation and
Time-to-Market for the E&E Industry

DS and ZUKEN to provide new PLM solutions for
high-value-added E&E products

Tokyo, Japan and Paris, France – February 28, 2005 - Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and ZUKEN (TSE 1st Section 6947), a leading producer of design and manufacturing solutions for electronics companies, today announced an agreement through which they will deliver comprehensive PLM (Product Lifecycle Management) solutions for the E&E (Electrical and Electronics) industry. This represents an important agreement between a leading PLM solution provider and a leading maker of EDA (Electrical Design Automation) solutions.

The E&E industry faces the challenge of delivering products with higher added value and greater complexity while further shortening delivery times. This requires a concurrent development environment for all aspects of product development, including mechanical design, electronics, and embedded software. In addition, highly consolidated electrical circuit design requires interference checking with mechanical components and high-level verification within the 3D environment. The Dassault Systèmes-ZUKEN agreement will solve these problems by bringing the E&E industry a robust set of fully integrated and industry-proven solutions, providing a complete digital mockup view of the product.

Through this agreement, Dassault Systèmes and ZUKEN will engineer, deliver, and implement integrated 3D design and process solutions specific to the E&E industry built on CATIA V5 and SMARTEAM technology. These solutions will encompass end-to-end E&E development processes from system engineering to parts definition, assembly, manufacturing, and recycling, significantly accelerating product development.

ZUKEN will develop a new solution for providing integration services called SmartModeler, based on SMARTEAM V5. SmartModeler will cover the process flow for Electrical CAD and Mechanical CAD, as well as integrated data management, including 3D Component Libraries. In addition, ZUKEN and Dassault Systèmes will provide a series of IMPD (Integrated Mechanical Product Development) solutions for electro-mechanical integrated development processes, and CSE (Collaborative Systems Engineering) solutions to support requirements analysis and systems design processes in a collaborative environment.

“Due to the incredible density and complexity of electronic devices, demands for integration between electronics design and 3D mechanical design are rapidly increasing in the E&E industry,” said Yasushi Ueno, director of 3D Solution Business at ZUKEN. “This agreement between Dassault Systèmes as the leader in PLM and ZUKEN as the leader in electrical design represents a major milestone for PLM’s progress in the E&E industry.”

“This strategic partnership demonstrates our determination to provide the most complete solutions for the E&E industry,” said Etienne Droit, executive vice president, PLM Sales and Distribution, Dassault Systèmes. “ZUKEN, the leader in its field, understands E&E processes thoroughly and will help us achieve our goal of delivering integrated solutions for process innovation to E&E customers.”

###

About Zuken Inc. (TSE 1st Section 6947)
Since its establishment in 1976, Zuken Inc. has established itself as a leading provider of design and manufacturing solutions for electronics companies in Japan and around the world. Zuken holds the leading global share in the PCB/MCM/HIC software market in the field of electronic design automation and enjoys the support of electronics manufacturers worldwide. In addition, as a solution that contributes to business revenue growth through the entire product lifecycle, including the acceleration of globalization, its PLM platform is increasing deployed at leading electronics companies around the world. Zuken has sales and support offices in 10 countries in the world. The Zuken’s strong financial standing is also evidenced by the fact that the company is listed at “1st Section” on the Tokyo Stock Exchange. For more information, visit http://www.zuken.com.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

ZUKEN Press Contact: Takashi Fujiwara +81 45 942 6172 tfujiwara@zuken.co.jp	Dassault Systèmes Press Contact: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: March 2, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration